File No. 70-7604

               SECURITIES ANID EXCHANGE COMMISSION
                     Washington, D C. 20549
                           Form U - 1
            ________________________________________

                 POST-EFFECTIVE AMENDMENT NO. 5
                               to
                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ________________________________________

                  System Energy Resources, Inc.
                      1340 Echelon Parkway
                   Jackson, Mississippi 39213
        (Name of company film this statement and address
                 of principal executive offices)
            ________________________________________

                       Entergy Corporation
         (Name of top registered holding company parent
                 of each applicant or declarant)
            ________________________________________

                         C. John Wilder
                  Executive Vice President and
                     Chief Financial Officer
                  System Energy Resources, Inc.
                      1340 Echelon Parkway
                   Jackson, Mississippi 39213
             (Name and address of agent for service)
            ________________________________________

     The Commission is also requested to send copies of any communications in connection win this matter to:


     Laurence M. Hamric, Esq.       William T. Baker, Jr., Esq.
     Ann G. Roy, Esq.               Daniel Guetta, Esq.
     Entergy Services, Inc.         Thelen Reid & Priest LLP
     639 Loyola Avenue              40 West 57th Street
     New Orleans, Louisiana  70113  New York, New York 10019

         Item 1.   Description of Proposed Transactions.

     Item 1 of the Application-Declaration in File 70-7604, as previously amended, is hereby supplemented by adding the follow paragraphs to the end thereof:

     Pursuant to Commission authorization in this file (HCAR
Nos. 24825, 24827, 24919 and 26549, February 21, 1989, February
23, 1989, July 7, 1989 and January 24, 1996, respectively) (the "Orders"), System Energy Resources, Inc ("System Energy") entered into a Fuel Lease, dated as of February 24, 1989 (the "Lease"), with River Fuel Funding Company #3, Inc. ("River Fuel") under which System Energy leases nuclear fuel required for use at its Grand Gulf Nuclear Generating Station ("Grand Gulf"). Under the terms of the Lease, River Fuel makes payments to suppliers, processors and manufacturers necessary to provide nuclear fuel for Grand Gulf, or System Energy makes such payments and is reimbursed by River Fuel.

       In accordance with the terns of the Orders, System
Energy consented to allow River Fuel to finance the acquisition of nuclear fuel through (i) borrowings by River Fuel under a Credit Agreement, dated as of February 24, 1989 (the "Credit Agreement"), with Union Bank of Switzerland, New York Branch (the "Bank"), and (ii) the issuance by River Fuel of secured notes pursuant to Secured Note Agreements entered into with certain institutional lenders.

     Pursuant to the Credit Agreement, River Fuel may issue and sell its commercial paper through an agent under a Depositary Agreement supported by an irrevocable direct-pay letter of credit issued under the Credit Agreement. Alternatively, River Fuel can make revolving credit borrowings under the Credit Agreement evidenced by its promissory notes. The current termination date of the Credit Agreement is February 24, 2001, but it may be extended for successive one-year periods by mutual agreement of River Fuel and the Bank.

      Due to changes in the credit markets that have occurred since the execution of the Credit Agreement in 1989, certain adjustments to the interest rates and commercial paper fees payable by the River Fuel will be required in connection with any extensions of the Credit Agreement or any new credit agreements to be entered into by the River Fuel in replacement of the Credit Agreement.

      Under the terms of the Credit Agreement, River Fuel is currently required to pay the following fees: (a) a "Commitment Fee" of 37.5/100 of 1% per annum on the difference between the maximum commitment under the Credit Agreement and the amount of commercial paper and revolving credit borrowings outstanding (determined on a daily basis); (b) a "Letter of Credit Fee" of 77.5/100 of 1% per annum on the average aggregate amount of commercial paper outstanding during each calendar quarter; and
(c) an "Administrative Fee" of $20,000 per year.

         In addition, at the election of River Fuel, each revolving credit borrowing under the Credit Agreement currently bears interest at either (a) the higher of (i) the rate publicly announced by the Bank from time to time as its prime rate, and
(ii) the rate quoted by the Bank to dealers in the New York federal funds market for the overnight offering of Dollars by the Bank, plus 1/4 of 1% (a "Prime Rate Loan"); or (b) 77.5/100 of 1% in excess of the rate at which deposits in U.S. Dollars are offered to the Bank in the London interbank market (a "LIBOR Rate Loan"); provided, however, that if any drawings under the letter of credit are not repaid on the date of such drawings, such drawings will automatically be converted into revolving credit borrowings bearing interest as Prime Rate Loans.

      It is now proposed that: (a) the Commitment Fee payable by River Fuel will not exceed a specified maximum rate greater than 2% per annum on the difference between the maximum commitment under the Credit Agreement and the amount of commercial paper and revolving credit borrowings outstanding (determined on a daily basis); (b) the Letter of Credit Fee payable by River Fuel will not exceed a specified maximum rate greater than 5% per annum on the average aggregate amount of commercial paper outstanding during each calendar quarter; and
(c) the Administrative Fee payable by River Fuel will not exceed
$100,000.

       In addition, it is now proposed that Prime Rate Loans and LIBOR Rate Loans bear interest at rates not in excess of the lower of 15% per annum or those rates generally obtainable at the time for loans having the same or reasonably similar maturities, obtained by companies of the same or reasonably comparable credit quality and having reasonably similar terms, conditions and features.

     Under the terms of the Lease, River Fuel may not amend the Credit Agreement or enter into any successor credit agreements without the consent of System Energy. Authorization is herein requested for System Energy to consent to the execution by River Fuel of amendments to the Credit Agreement or successor credit agreements incorporating the interest rates and fees described herein.

        Item 5.Procedure

       System Energy hereby requests that the Commission's supplemental order authorizing System Energy to consent to the execution by River Fuel of amendments to the Credit Agreement or successor credit agreements incorporating the interest rates and fees described herein be entered on or before May 31, 2000.

     System Energy hereby waives a recommended decision by a hearing officer or any other responsible of officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting period between the issuance of the Commission's supplemental order and the date on which it is to become effective.

        Item 6.        Exhibits and Financial Statements

                    (a) Exhibits:

     *B Amendments to Credit Agreement or successor credit agreements.

                    (b) Financial Statement:

     The transactions proposed herein do not contemplate an increase in the amount of financing currently authorized by the Commission. Therefore, no financial statements are filed herewith.

* To be filed by Rule 24 Certificate after the execution thereof.

                            SIGNATURE

      Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                               SYSTEM ENERGY RESOURCES, INC.


                               By: /s/ Steven C. McNeal
                                   Steven C. McNeal
Dated: November 23, 1999       Vice President and Treasurer